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       EXHIBIT (12)(a)  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (in millions) (unaudited)

                                              Nine Months Ended       Year Ended
                                                 September 30        December 31
                                              -----------------      -----------
                                               1996        1995           1995
                                               ----        ----           ----
Income (loss) before income taxes
  and minority interest                     $(1,274)    $    73         $   13
Less: Equity in income (loss) of
  50 percent or less owned affiliates             6          (1)             2
Add: Fixed charges excluding capitalized
  interest                                      378         153            259
                                            -------     -------         ------
Earnings as adjusted                        $  (902)    $   227         $  270
                                            =======     =======         ======
Fixed charges:
  Interest expense                          $   358     $   138         $  237
  Rental expense                                 20          15             22
  Capitalized interest                            -           -              -
                                            -------     -------         ------
Total fixed charges                         $   378     $   153         $  259
                                            =======     =======         ======
Ratio of earnings to fixed charges               (a)       1.48x          1.04x
                                            =======     =======         ======


(a) Additional income before income taxes and minority interest of $1,280 million would be necessary to attain a ratio of earnings to fixed charges of 1.00x for the nine months ended September 30, 1996.


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